CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED
2007 MAR 21 A 10: 37
INTERNATIONAL
...ATE FINANCE

07021968

SUPPL

Our Ref: CSA/CPA6/5(e)

13th March 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

David Fu
Company Secretary

RF/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

dlw 3/21

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 293)

Announcement

Continuing Connected Transactions with DHL

Independent financial adviser: Commerzbank AG

Reference is made to the Company's announcements dated 17th October 2002 and 27th June 2005 and circular to shareholders dated 12th July 2005 regarding the Transactions pursuant to the Services Agreement.

For setting the annual caps of the Transactions from 2007 onwards, the Company is required to comply with the announcement, reporting and shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

The Company has obtained written approval from a closely allied group of shareholders. An application has been submitted to the Stock Exchange for granting a waiver to the Company from the requirement to hold a general meeting to approve the annual caps.

A circular containing the particulars of the Services Agreement, a letter from the Independent Board Committee and a letter from the Independent Financial Adviser will be dispatched to Shareholders as soon as practicable.

Background

Reference is made to the Company's announcements dated 17th October 2002 and 27th June 2005 and circular to shareholders dated 12th July 2005 regarding the Transactions relating to the Services Agreement between AHK and DHL dated 17th October 2002, as subsequently amended, pursuant to which AHK provides to DHL the Services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's air express materials.

The terms of the Services Agreement are consistent with normal business practices. Payment is made in cash by DHL to AHK against invoice presented monthly within 30 days from the date of receipt of the invoice.

The term of the Services Agreement is for the period from 17th October 2002 to 31st December 2018, with an option exercisable by DHL to extend beyond 31st December 2018 for a period to be agreed by the parties. It may be terminated before expiration of the full term in certain circumstances, including upon material default by a party and continuing force majeure.

The Directors consider that the term of the Services Agreement, being more than three years, is of normal business practice due to AHK's significant investment in acquisition of freighter aircraft, which are depreciated over at least 20 years, for provision of the Services. The Independent Financial Adviser has confirmed in the Company's circular to shareholders dated 12th July 2005 its view that the term of the Services Agreement, being more than 3 years, is of normal business practice and that the terms of the Services Agreement (as subsequently amended), its term and the annual caps for 2005 and 2006 are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

The annual caps

The annual caps for the Services Agreement have been determined by reference to the actual amount of the Transactions in the four years ending 31st December 2006 set out below, to which a cushion has been added to provide flexibility for possible changes in the level of Services associated with the growth in AHK's aircraft fleet. In 2006, AHK took delivery of 2 Airbus A300-600F freighters and increased its fleet size from 6 to 8 such freighters. The full year effect of the associated growth in the capacity of the Services will be reflected in 2007. In addition, an average 7.84% annual increment on the annual caps provides a reasonable buffer for possible changes in the level of Services associated with the growth in AHK's aircraft fleet. On the basis of the prices negotiated at an arm's length with DHL in respect of the capacity to be provided for the Services, the Directors estimate that the annual caps of the Transactions for the years ending 31st December will not exceed the amounts set out below:

	2002	2003	2004	2005	2006	
(HK$ million)	Actual	Actual	Actual	Actual	Actual	
Services	43	322	715	1,167	1,369	

	2007	2008	2009	2010	2011	2012
(HK$ million)	Cap	Cap	Cap	Cap	Cap	Cap
Services	2,210	2,470	2,730	2,990	3,250	3,510

	2013	2014	2015	2016	2017	2018
(HK$ million)	Cap	Cap	Cap	Cap	Cap	Cap
Services	3,770	4,030	4,290	4,550	4,810	5,070

Reasons for, and benefits of, the Transactions

The provision of air cargo capacity to DHL is part of the normal commercial activity of the Company and AHK in the ordinary and normal course of their business that makes substantial contribution to the Company's and AHK's revenue and profitability.

Connection between the parties

DHL is a connected person of the Company because of its 40% attributable interest in the Company's subsidiary AHK.

Compliance with Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Transactions will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

Commerzbank AG has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the Shareholders on the annual caps of the Transactions, which are subject to independent shareholders' approval. The Company has received written approval from a closely allied group of shareholders, namely Swire and CITIC which currently own 1,572,332,028 shares (39.94%) and 687,895,263 shares (17.48%) respectively of the total issued share capital of the Company. Swire and CITIC are parties to the shareholders agreement in relation to Cathay Pacific referred to in the Company's announcement dated 8th June 2006. No shareholder would be required to abstain from voting if the Company were to convene a general meeting pursuant to Rule 14A.18 of the Listing Rules. An application has been submitted to the Stock Exchange for granting a waiver to the Company from the requirement to hold a general meeting to approve the annual caps of the Transactions.

A circular containing the particulars of the Services Agreement, a letter from the Independent Board Committee and a letter from the Independent Financial Adviser will be dispatched to Shareholders as soon as practicable.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules after 31st December 2018 or if the annual caps are exceeded or when there is a material change to the terms of the Services Agreement.

Opinion of the Directors

The Directors, including the independent non-executive Directors, consider that the terms of the Services Agreement, as subsequently amended, are fair and reasonable and in the interests of the Company and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to DHL than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of the Company.

Directors

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Augustus Tang and Tony Tyler;

Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and

Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"AHK"	AHK Air Hong Kong Limited, owned 60% by the Company and 40% by DHL, the principal activity of which is the operation of cargo airline services.
"Cathay Pacific" or "Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
"CITIC"	CITIC Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
"DHL"	DHL International GmbH (formerly DHL International Limited), the principal activity of which is the provision of international express distribution services.
"Directors"	The directors of the Company.
"Independent Board Committee"	An independent committee of the Board of Directors comprising Peter Lee, Raymond Or, Jack So and Tung Chee Chen, all of whom are independent non-executive Directors.
"Independent Financial Adviser"	Commerzbank AG.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Services"	The services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's air express materials.
"Services Agreement"	The services agreement between AHK and DHL dated 17th October 2002, as subsequently amended.
"Shareholders"	The shareholders of Cathay Pacific.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Swire"	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
"Transactions"	The provision of the Services by AHK to DHL pursuant to the Services Agreement.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 12th March 2007

END

SWIRE

CATHAY PACIFIC